Exhibit 99.6
ALPHA NATURAL RESOURCES, INC.
AMENDED AND RESTATED 2004 STOCK INCENTIVE PLAN
ROLLOVER RESTRICTED STOCK UNIT AGREEMENT
          THIS AGREEMENT, is made as of [DATE], 2009 (the “Award Date”), between ALPHA NATURAL RESOURCES, INC. (f/k/a Foundation Coal Holdings, Inc.) (the “Company” ) and [NAME] (the “Participant”).
RECITALS:
          WHEREAS, Alpha Natural Resources, Inc. (“Alpha”) and Foundation Coal Holdings, Inc. (“Foundation”) have entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 11, 2009, which provides, among other things, for the merger of Alpha with and into Foundation (the “Merger” ), with Foundation continuing as the surviving corporation (the “Surviving Corporation”) of the Merger;
          WHEREAS, pursuant to Section 2.3(e) of the Merger Agreement, upon the effective time of the Merger, certain restricted stock units representing the right to receive shares of Foundation’s common stock, par value $0.01 per share, upon achievement of certain performance-based goals held by the Participant prior to the Merger (the “Prior RSUs”) and certain cash units representing the right to receive $14.02 per cash unit upon achievement of certain performance-based goals held by the Participant prior to the Merger (the “Prior Cash Units”) (collectively, the “Prior Awards”), granted pursuant to an award agreement between the Participant and Foundation dated [[DATE1] and [DATE2]] under the Foundation Amended and Restated 2004 Stock Incentive Plan shall be assumed by the Surviving Corporation and each Prior Award shall be converted into the right to receive a Surviving Corporation restricted stock unit or Surviving Corporation cash unit, as the case may be, conditioned upon the passage of time and continued employment;
          WHEREAS, in connection with the Merger, the Surviving Corporation shall assume the Foundation Amended and Restated 2004 Stock Incentive Plan, the terms of which are hereby incorporated by reference and made a part of this Agreement; and
          WHEREAS, the Compensation Committee of the Board of Directors of the Surviving Corporation (the “Committee”) has determined that the Participant be awarded the restricted stock units and cash units provided for herein pursuant to the Plan and the terms set forth herein.
          NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, the parties agree as follows:
          1. Definitions. Whenever the following terms are used in this Agreement, they shall have the meanings set forth below. Capitalized terms not otherwise defined herein shall have the same meanings as in the Plan.
          (a) Cause: “Cause” shall mean (i) Participant’s continued failure substantially to perform Participant’s duties (other than as a result of total or partial incapacity due to physical or mental illness) for a period of ten (10) days following written notice by the Surviving Corporation to Participant of such failure, (ii) dishonesty in the performance of Participant’s duties, (iii) Participant’s conviction of, or plea of nolo contendere to, a crime constituting (x) a felony under the laws of the United States or any state thereof or (y) a misdemeanor involving moral turpitude or (iv) Participant’s willful malfeasance or willful misconduct in connection with Participant’s duties or any act or omission which is injurious to the financial condition or business reputation of the Surviving Corporation or any of its Affiliates.
          (b) Disability: Participant becomes physically or mentally incapacitated so as to be unable to perform the essential functions of Participant’s duties.
          (c) Retirement: Voluntary termination by the Participant on or after the attainment of age 55.
          2. Award of RSUs. The Surviving Corporation hereby awards to the Participant, subject to the terms and conditions of this Agreement and the Plan, [tba] restricted stock units (“RSUs”) and [tba] cash units (“Cash Units”). The Participant shall not possess any incidents of ownership (including, without limitation, dividend and voting rights) in Shares in respect of RSUs until such RSUs have vested and been distributed to the Participant in the form of Shares.
          3. Vesting of RSUs and Cash Units.
          (a) In General. RSUs and Cash Units will vest, subject to the Participant’s continued Employment through the applicable vesting date (except as provided in Section 3(c) below), as follows:

Number of RSUs and Cash Units	Vesting Date
[Foundation RSUs granted under the 2007 MIP]	[2/28/2010]

[Foundation RSUs granted under the 2008 MIP]	[2/25/2011]

[Foundation RSUs granted under the 2009 MIP]	[2/27/2012]

[Foundation Cash Units granted under the 2009 MIP]	[2/27/2012]
          (b) Termination of Employment In General. Except as otherwise provided in Section 3(c), if the Participant’s Employment terminates for any reason, RSUs and Cash Units shall, to the extent not then earned, be immediately cancelled by the Surviving Corporation without any payment or other consideration.
          (c) Termination without Cause or as a Result of Retirement, Death or Disability. Notwithstanding the foregoing, in the event that the Participant’s Employment is terminated without Cause or terminates due to death, Disability, or Retirement, then the Participant’s unvested RSUs and Cash Units shall vest and the Shares subject to such RSUs shall be issued and cash payable with respect to such Cash Units shall be paid hereunder (provided, that such issuance of Shares is otherwise in accordance with federal and state securities laws) on the applicable vesting date(s) set forth in Section 3(a) above.
          4. Delivery of Shares Underlying RSUs and Payment of Cash Underlying the Cash Units. Unless earlier cancelled pursuant to Section 3(b) above, as soon as practicable following the applicable vesting date set forth in Section 3(a) above, but in no event later than thirty (30) days after such date, the Surviving Corporation shall, as the case may be: (x) issue or cause there to be transferred to the Participant a number of Shares equal to the number of RSUs that vested as of such date and (y) pay to the Participant an amount in cash equal to the product of the number of Cash Units vested as of such date multiplied by $7.01, and all such Cash Units shall thereafter be cancelled.
          5. Transferability. Unless otherwise determined by the Committee, an RSU may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by the Participant otherwise than by will or by the laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Surviving Corporation or any

Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.
          6. Withholding. The Surviving Corporation or its Affiliate shall withhold from any payment due or transfer of the Shares made with respect to RSUs or Cash Units, as the case may be, the minimum required withholding amount in respect of RSUs or Cash Units or any payment or transfer with respect to RSUs or Cash Units or under the Plan and take such action as may be necessary in the opinion of the Surviving Corporation to satisfy all obligations for the payment of such taxes.
          7. Notices. Any notice under this Agreement shall be addressed to the Surviving Corporation in care of its General Counsel at the principal executive office of the Surviving Corporation and to the Participant at the address appearing in the personnel records of the Surviving Corporation for the Participant or to either party at such other address as either party hereto may hereafter designate in writing to the other. Any such notice shall be deemed effective upon receipt thereof by the addressee.
          8. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of laws.
          9. RSUs and Cash Units Subject to the Plan. By entering into this Agreement, the Participant agrees and acknowledges that the Participant has received and read a copy of the Plan. RSUs, the Shares received in respect of RSUs and the Cash Units are subject to the Plan. The terms and provisions of the Plan as it may be amended from time to time are hereby incorporated by reference. In the event of a conflict between any term or provision contained herein and a term or provision of the Plan, the applicable terms and provisions of the Plan will govern and prevail.
          10. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Any counterpart or other signature hereupon delivered by facsimile shall be deemed for all purposes as constituting good and valid execution and delivery of this Agreement by such party.
          IN WITNESS WHEREOF, this Agreement has been executed and delivered by the parties hereto.

ALPHA NATURAL RESOURCES, INC. (f/k/a Foundation Coal Holdings, Inc.)

By:
[TITLE]

Participant